

January 26, 2010

Mr. E. Larry Ryder
Executive VP – Finance and Administration and Chief Financial Officer
Hooker Furniture Corporation
440 East Commonwealth Blvd.
Martinsville, VA 24112

Re: **Hooker Furniture Corporation**
            Form 10-K for the year ended February 1, 2009
            Definitive Proxy Statement on Schedule 14A filed on May 8, 2009
            Form 10-Q for the quarter ended November 1, 2009
            File No. 0-25349

Dear Mr. Ryder:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 1, 2009

Item 1A - Risk Factors, page 11

We may experience impairment of our long-lived assets, which would decrease earnings and net worth, page 13

1. In light of the $4.9 million impairment charges incurred in the fourth quarter of fiscal year 2009 (we note disclosure at the end of page 20), in future filings please revise your disclosure to quantify these risks and to provide investors with more insight into the likelihood of future impairment risks.

<u>Critical Accounting Policies and Estimates</u>

<u>Restructuring and Impairment of Long-Lived Assets – Tangible Assets, page 31</u>

2. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the changes in circumstances which would cause you to perform an impairment analysis of your long-lived assets. Also, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of the carrying value, please disclose the following:

   - The percentage by which fair value exceeds carrying value;
   - A description of the methods and key assumptions used and how the key assumptions were determined;
   - A discussion of the degree of uncertainties associated with the key assumptions, and;
   - A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.

<u>Item 15 – Exhibits and Financial Statement Schedules, page 35</u>

<u>General</u>

3. It appears that you have not filed the schedules to the Credit Agreement dated April 30, 2003 (Exhibit 4.3(a)). Please file the complete copy of this agreement with your next periodic report.

Definitive Proxy Statement on Schedule 14A filed on May 8, 2009

Executive Compensation, page 7

Compensation Discussion and Analysis, page 7

Competitive Data, page 8

4. We note your disclosure that the compensation committee has retained a compensation consultant to provide the committee with data concerning compensation levels and practices and that the committee does not target "executive compensation at any particular level based on this pay data." We also note disclosure in the sixth paragraph of your "Long-Term Performance Incentive" on page 11 suggestive that the committee may be engaging in benchmarking of executive compensation within certain parameters. To the extent that the committee uses the compensation data about the peer group as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision, then in future filings please expand your disclosure to state that the committee engages in benchmarking of executive compensation and discuss how actual payments compared to the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance please see Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm as well as Staff Observations In the Review of Executive Compensation Disclosure, also available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Base Salary, page 9

5. Based on your disclosure it appears that the 4% salary increase was intended to cover the rate of inflation. We note that the salaries for Messrs. Ryder and Cole as reported in the Summary Compensation Table reflect an increase of more than 4%. Please explain the differences in the amounts reported.

Annual Cash Incentive, page 9

6. We note your disclosure on how the committee determined each named executive officer's base incentive as reflected in the tabular disclosure on page 10; however, it is unclear why the committee concluded that these base incentives, expressed as percentages of the pre-tax income above the threshold, were appropriate in light of the factors considered. For example, was Mr. Tom's 0.75% base incentive determined based upon a comparative analysis of the peer group, or did it represent a projected value estimated by the committee based upon the assumption that the company's performance would exceed the $12.5 million pre-tax earnings threshold? In accordance with Item 402(b)(1)(v) of Regulation S-K, in future filings please revise your disclosure to provide a comprehensive analysis of the substance of the committee's decision.

7. With respect to Mr. Cole's base incentives related to the two upholstery businesses, in future filings please provide quantitative disclosure of each material factor considered by the committee in setting these base incentive amounts. In addition, please note that in accordance with Instruction 5 of Item 402(b) of Regulation S-K, your disclosure needs to identify how the corporate performance measure (such as operating profit) was calculated from your audited financial statements as well as the adjustments made. Your disclosure regarding this matter in the last paragraph on page 10 is too broad and generic.

8. We note your disclosure on page 11 regarding each named executive officer's individual performance and how achievement of each executive's personal goals affected the committee's decision to increase or decrease discretionarily each executive's base incentive. In accordance with Item 402(b)(2)(vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the specific items of individual performance influence the compensation committee's decisions in arriving at specific compensation amounts. Please describe the individual goals and performance objectives for each named executive officer. If a named executive officer's personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the committee's decision to increase or decrease the amount of the base incentive. Please note that to the extent that the committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure to disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

9. We note that you are reporting the individual portion of the cash incentive awards as a "Bonus" rather than as an element of your non-equity incentive plan compensation. Considering that compensation reported in the "Bonus" column should be of a discretionary nature, your CD&A discusses the individual performance aspect of the annual cash incentive in the context of an "individual performance adjustment factor" and not as a separate discretionary award (see disclosure at the end of page 9). In future filings please expand your disclosure to properly characterize the two step process in determining the annual cash incentives. For additional guidance, please see Item 402(c)(2)(iv) of Regulation S-K and Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Summary Compensation Table, page 15

10. Please tell us why you have not reported executive compensation for fiscal year 2007 in accordance with Item 402(c)(1) of Regulation S-K. Otherwise, in future filings please disclose executive compensation for each of the last three completed fiscal years.

11. We note your footnote (1) disclosure in the "Bonus" column. Please explain what the bonus amounts for Messrs. Toms and Spece represent considering your disclosure on page 11 that a performance adjustment increase was approved for Messrs. Ryder and Sundararajan only.

12. We note footnote (5) disclosure to the "All Other Compensation" column. Please note that in accordance with Item 402(c)(2)(ix) of Regulation S-K and pursuant to Instruction 4 of such item, to the extent that the amount of perquisites and personal benefits exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits, these perquisites and personal benefits must be quantified and disclosed in a footnote to the "All Other Compensation" column. It does not appear, however, that you have quantified the 2008 "All Other Compensation" disclosure. To the extent applicable, in your future filings please make the necessary changes to comply with these disclosure requirements.

Form 10-Q for the period ended November 1, 2009

Note 6 – Accounts Receivable and Short-term Borrowing, page 8

13. In future filings please provide an expanded explanation of the accounting treatment for your factoring arrangement both before and after the new agreement. Explain the mechanics of the arrangement both before and after the changes. For example, clarify when you receive payment from the factor, when accounts receivable are removed from your balance sheet, the extent of the factor's recourse for customer defaults, etc. Since you now retain ownership of receivables assigned to the factor for collection, explain what impact this has on the accounting treatment of payments received from the factor and classification and treatment of the accounts receivable. Also, clarify the nature and accounting treatment of the $8.9 million receivable from factor. Please provide us with an example of your intended future disclosure.

Note 8 - Supplier Commitments, page 9

14. In future filings, please clearly state whether you have a $300,000 asset based on your expectation of reimbursement from the finished goods supplier and disclose the line item on the balance sheet where this amount is reported.

Financial Condition, Liquidity and Capital Resources

Debt Covenant Compliance, page 18

15. You made certain changes to the calculation of your covenants in amendments to the credit facility on February 19 and August 11, 2009. Please tell us and clearly disclose in future filings whether you expected compliance with the covenants prior to each change and whether the changes were made to facilitate compliance. Also, to the extent future non-compliance of any debt covenant is reasonably likely, please include disclosure in future filings of your calculation of the actual ratios.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Pam Long, Assistant Director, at (202) 551-3765 or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Branch Chief